Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                             Date: June 22, 2004


         On June 21, 2004, after the close of market, Sanofi-Synthelabo issued the following press release.

          In   connection   with   the   proposed    acquisition   of   Aventis,
Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.


                                     * * * *

                                                        [SANOFI-SYNTHELABO LOGO]


[GRAPHIC] Investor Relations


                                                            Paris, June 21, 2004



             Draft structure of SANOFI-AVENTIS Management Committee

In order to ensure a swift integration and to set up a united management team, it is intended that after the successful completion of Sanofi-Synthelabo's offer for Aventis, a Management Committee, under the authority of Jean-Francois
DEHECQ, Chairman and CEO, will bring together all the main functions and operating divisions.

The Management Committee would be composed of the following:

-Gerard LE FUR, Senior Executive Vice-President
                                                    Scientific and Medical
                                                      Operations

-Hanspeter SPEK                                     Pharmaceutical Operations

         - Tim ROTHWELL                     USA
         - Pascal SORIOT                    USA Commercial operations
         - Gilles BRISSON                   Europe (except France and Germany)
         - Christian LAJOUX                 France
         - Heinz-Werner MEIER               Germany
         - Bernard RECULEAU                 Intercontinental
         - James MITCHUM                    Japan
         - Pierre CHANCEL                   International Marketing


- Jean-Claude ARMBRUSTER                            Human Relations

- Nicole CRANOIS                                    Communication

- Thomas HOFSTAETTER                                Business Development

- Jean-Claude LEROY                                 Finance

- Gilles LHERNOULD                                  Industrial Operations

- Dirk OLDENBURG                                    Legal Affairs

- Philippe PEYRE                                    Corporate Affairs

- David WILLIAMS                                    Vaccines


Thus, it is intended that the Management Committee will be made up of 18 members, of which 8 are ex-SANOFI-SYNTHELABO and 10 are ex-AVENTIS.

In addition, an independent function "Audit and evaluation of internal control" will be entrusted to Marie-Helene LAIMAY, who will report directly to the Chairman and CEO.

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

-----------------------------------------------------

INVESTOR RELATIONS DEPARTMENT
Philippe Goupit           Director of Investor Relations
Arnaud Delepine           Investor Relations Europe
Sanjay Gupta              Investor Relations US
Anne d'Halluin-Sulzer     Investor Relations

CONTACTS :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. :       +1 212 551 40 18
Fax : + 33 1 53 77 42 96                Fax :        +1 646 487 40 18